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  CUSIP No. 231157108                                        Page 6 of 7 Pages
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                                                            Exhibit 99 (a)(1)(I)

For Immediate Release

ADP COMPLETES TENDER OFFER FOR CUNNINGHAM GRAPHICS

ROSELAND, NJ (June 9, 2000) - Automatic Data Processing, Inc. (NYSE: AUD) today announced that it had successfully completed its $22.00 per share cash tender offer for all outstanding shares of common stock of Cunningham Graphics International, Inc. (NASD: CGII). The tender offer expired on June 8, 2000, at 12:00 midnight, Eastern Time.

Approximately 5,491,650 Cunningham Graphics shares, representing about 95.3% of the outstanding shares, had been validly tendered and not withdrawn prior to the expiration of the offer (including approximately 73,043 shares that are guaranteed to be delivered). All shares validly tendered and not withdrawn were accepted for payment, and ADP will promptly pay for such shares.

ADP expects to complete the merger of Cunningham Graphics with a wholly owned subsidiary of ADP within the next few days in accordance with New Jersey's short-form merger provisions. As a result of the merger, each remaining outstanding share of Cunningham Graphics will be converted into the right to receive the same $22.00 per share in cash, without interest.

ADP, with over $6 billion in annual revenues and more than 450,000 clients, is one of the largest independent computing services firms in the world.

This release contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; overall economic trends, including interest rate and foreign currency trends; stock market activity; auto sales and related industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions.

Contact Arthur Schmidt & Associates, New York
212-953-5555
Fax: 212-953-5554
Email: asa@arthurschmidt.com